UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
n, D.C. 20549

21001397

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DITED REPORT
I X-17A-5
RT III

SEC Mail Processing
FEB 10 2021
Washington, DC

SEC FILE NUMBER
8- 69497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Riverstone Capital Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
712 Fifth Avenue, 19th Floor
(No. and Street)

New York NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Gilman (561) 771-0036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400 Whippany NJ 07981-1070
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public
- [ ] Accountant Public
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, M. Kenneth Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverstone Capital Services LLC, as December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing

FEB 10 2021

Washington, DC

RIVERSTONE CAPITAL SERVICES LLC

(A wholly owned subsidiary of Riverstone Equity Partners LP)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2020

STATE OF NEW YORK)
) SS:
COUNTY OF NASSAU)

On this 31st of January, 2021, before me, Claudia Maria, the undersigned officer, personally appeared Mathew Kenneth Ryan remotely via communications technology, satisfactorily proven to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

Notary Public

CLAUDIA MARIA
Notary Public - State of New York
No. 01MA6308949
Qualified in Nassau County
My Commission Expires Aug. 4, 2022

(Affix Seal Below)

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
Index
December 31, 2020

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement. 3

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance,
Riverstone Capital Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Riverstone Capital Services LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

January 31, 2021

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	567,977
Prepaid expenses and other		32,442
Total assets	**$**	**600,419**
Liabilities and member's equity		
Accounts payable and accrued expenses	$	41,724
Total liabilities		**41,724**
Commitments and contingencies (see Note 5)		
Member's equity		558,695
Total liabilities and member's equity	**$**	**600,419**

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Riverstone Capital Services LLC (the "Company"), a wholly owned subsidiary of Riverstone Equity Partners LP (the "Parent"), is a limited liability company and was formed under the laws of Delaware on April 14, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a broker or dealer selling private placements of securities and performing advisory services for both related entities and third parties. Additionally, the Company acts as an underwriter and investment banker.

2. Summary of Significant Accounting Policies

Basis of presentation

These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Use of Estimates

The preparation of the financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies, if any, at the date of the financial statements, as well as affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could be material to the financial statements.

Contract Assets and Liabilities

The Company had no contract assets or liabilities as of January 1, 2020 or as of December 31, 2020.

Fees Receivable

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, corporate finance and syndicate receivables and incentive fees receivable) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2020. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collect ability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the

contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2020.

Cash and cash equivalents
The Company considers all investments in money market funds to be cash equivalents.

At December 31, 2020, the carrying amount of the Company's investment in a money market mutual fund of $567,977 approximates fair value, and this is included in cash and cash equivalents in the accompanying statement of financial condition.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators.

Concentration of credit risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times, may exceed the Federal Depository insurance coverage of $250,000. At December 31, 2020, the Company had not experienced losses on this account, and management believes the Company is not exposed to significant risks on such account.

3. Transactions with Related Parties

For the year ended December 31, 2020, two customers accounted for 94% of revenue. Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent. Additionally, the Parent paid $242,978 of expenses, on behalf of the Company, that were deemed contributed capital.

Cash distributions of $2,350,000 were made to the Parent during the year.

Effective May 11, 2015, the Company entered into an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business.

The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

The aggregate value of these services incurred by the Parent and allocable to the Company has been determined by management to approximate $1.8 million for the period from January 1, 2020 through December 31, 2020. These costs have not been recorded on the books of the Company.

The Company provides fundraising services, without charge, to private equity funds whose investment advisor is an affiliate of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Risk and contingencies

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

The COVID-19 pandemic has caused severe disruptions in the U.S. and global economies and capital markets during 2020. The pandemic may also continue to materially and adversely impact the performance of the global economy and the Company's operations. Given the ongoing nature of the pandemic, it is currently not possible to determine the potential scale and scope of the ultimate effects on the global economy, capital markets, and the Company's operations.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $514,893, which exceeded the required net capital of $100,000 by $414,893. The Company's ratio of aggregate indebtedness to net capital was .0810:1.

The Company does not hold customers' cash or securities and, therefore, had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934, throughout the year ended December 31, 2020.

6. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and determined that no additional disclosure is required.